[redacted]

15045443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8-53342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BARRETTO SECURITIES INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1152 MAINLAND STREET, SUITE 224
(No. and Street)

VANCOUVER	CANADA	V6B4X2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LANDON BARRETTO **(604) 669-4164**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

2/23/15

2/23/15

OATH OR AFFIRMATION

I, LANDON BARRETTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or BARRETTO SECURITIES INC., as of DECEMBER 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Landon Barretto
Signature

PRESIDENT
Title

Public Notary

Brenda Balogh Notary Public
130-1205 Homer Street
Vancouver, B.C. V6B 2Y5
604-685-1544

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETTO SECURITIES INC.

Financial Statements and Supplemental Schedule

December 31, 2014

(With Independent Auditors' Report and Exemption Report)

BARRETTO SECURITIES INC.

Table of Contents

* * * * *

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
Barretto Securities Inc.

We have audited the accompanying statement of financial condition of Barretto Securities Inc. as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Barretto Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barretto Securities Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Barretto Securities Inc.'s financial statements. The information contained in Schedule 1 is the responsibility of Barretto Securities Inc.'s management. Our audit procedures included determining whether Schedule 1 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedule 1. In forming our opinion on Schedule 1, we evaluated whether Schedule 1, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 21, 2015

Barretto Securities Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	11,559
Prepaid expense		2,000
Total assets	$	13,559
Liabilities and Stockholders's Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,240
Stockholder's equity:		
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		95,374
Retained earnings		(85,155)
Stockholder's equity		10,319
Total liabilities and stockholder's equity	$	13,559

The accompanying notes are an integral part of these financial statements.

Barretto Securities Inc.
Statement of Operations
Year Ended December 31, 2014

Operating income:		
Investment banking	$	508
Mutual funds		7,281
Variable annuity		1317
Total operating income		9,106
Operating expenses:		
Commissions		6,700
Professional fees		13,537
Email		5,643
Rent		6,000
Other		2,824
Total operating expenses		34,704
Net loss	$	(25,598)

The accompanying notes are an integral part of these financial statements.

Barretto Securities Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

Balance - beginning	$	7,992
Net loss		(25,598)
Stockholder contributions		27,925
Balance - ended	$	10,319

The accompanying notes are an integral part of these financial statements.

Barretto Securities Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(25,598)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in cash resulting from changes in operating assets and liabilities		
Prepaid expense	$	(2,000)
Accounts payable and accrued expenses		(160)
Net cash used in operating activities		(27,758)
Cash flows from financing activities		
Capital contributions by shareholder		27,925
Net cash provided by financing activities		27,925
Net increase in cash and cash equivalents		167
Cash and cash equivalents		
Beginning		11,392
Ended	$	11,559

The accompanying notes are an integral part of these financial statements.

BARRETTO SECURITIES INC.
Notes to financial Statements
December 31, 2014

1. Organization

Barretto Securities Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker" who does not take possession of customer funds or carry customer accounts. The Corporation maintains its main office in Vancouver, British Columbia and its customers are located throughout North America. The Corporation is engaged principally in the sale of private placements, mutual funds and variable annuities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded with incurred.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents
For purpose of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of Credit Risk
The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

Advertising
Advertising costs are expensed as incurred.

2. Summary of Significant Accounting Policies, Continued

Subsequent Events

The Corporation has evaluated events after December 31, 2014, and through January 21, 2015, which is the date the financial statements were available to be issues, and determined that any event or transactions occurring during this period that would require recognition or discloser are properly addressed in these financial statements.

Income Taxes

The Corporation, with the consent of its shareholder, has elected under Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

3. Related Party Transactions

The Corporation rents office space from an affiliate of the stockholder under month to month rental agreement. Rent expense under this agreement amounted to $6,000 for the year ended December 31, 2014.

The stockholder contributed $27,925 in additional paid in capital during the year.

4. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (see Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Corporation's net capital and required net capital were $8,319 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .39 to 1.

5. **Income Taxes**

The Financial Accounting Standards Board (FASB) provides guidance for how certain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions. The member's and the Corporation are generally not subject to U.S. federal, state and local income tax examinations related to the Corporation's activities for tax years before 2011.

6. **Reserve Requirement**

Rule15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(i) of the Rule.

7. **Reconciliation of Focus Report**

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the Broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

8. **Commitments and Contingencies**

The Corporation does not have any commitments or contingencies.

Barretto Securities Inc.
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2014

Computation of net capital		
Total member's equity	$	10,319
Deductions and/or charges		
Non-allowable asset - Prepaid expense		(2,000)
Net capital before haircuts on securities positions (tentative net capital)		8,319
Haircuts on securities		-
Net capital	$	8,319
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	3,319
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	2,319
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	3,240

Ratio of aggregate indebtedness to net capital

Total Aggregate Indebtedness	$	3,240	= .39
Net Capital	$	8,319	

The ratio of aggregate indebtedness to net capital is 0.39 to 1 compared to the maximum allowable ratio of 15 to 1.

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Barretto Securities Inc.

We have reviewed management's statements, included in the accompanying Barretto Securities Inc. Exemption Report, in which (1) Barretto Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Barretto Securities Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Barretto Securities Inc. stated that Barretto Securities Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Barretto Securities Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barretto Securities Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 21, 2015

BARRETTO SECURITIES INC.
Exemption Report
December 31, 2014

Barretto Securities Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Corporation claims an exemption from SEC Rule 15c3-3.

Barretto Securities Inc. has met the identified exemption provisions for the year ended December 31, 2014 without exception.

Landon Barretto

Landon Barretto, President